Exhibit A

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,	June 30,
	Note	2006	2007
			(Unaudited)
		U.S. dollars in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$10,170	$20,439
Short-term bank deposits		5,364	4,429
Short-term marketable securities		6,578	6,040
Trade receivables		27,433	28,452
Other accounts receivable and prepaid expenses	4	6,925	4,750
Inventories	5	27,311	35,981

Total current assets		83,781	100,091

LONG-TERM ASSETS:
Long-term bank deposits		2,873	—
Long-term marketable securities		4,500	1,935
Severance pay fund		2,537	2,657

Total long-term assets		9,910	4,592

PROPERTY AND EQUIPMENT, NET		2,660	3,021

Total assets		$96,351	$107,704

The accompanying notes are an integral part of the interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

			December 31,	June 30,
	Note		2006	2007
				(Unaudited)
			(In thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables			$22,147	$22,498
Deferred revenues			3,739	5,186
Other accounts payable and accrued expenses	6		10,627	11,097

Total current liabilities			36,513	38,781

LONG TERM LIABILITIES:
Accrued severance pay			4,352	4,408
Other payables	7	(a)	7,925	5,910

Total long-term liabilities			12,277	10,318

COMMITMENTS AND CONTINGENT LIABILITIES	7
SHAREHOLDERS’ EQUITY:	8
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2006 and as of June 30, 2007 (unaudited); Issued and outstanding: 27,436,090 and 29,061,941 shares as of December 31, 2006 and June 30, 2007 (unaudited), respectively			68	72
Additional paid-in capital			181,128	187,264
Accumulated other comprehensive income (loss)			64	(66)
Accumulated deficit			(133,699)	(128,665)

Total shareholders’ equity			47,561	58,605

Total liabilities and shareholders’ equity			$96,351	$107,704

The accompanying notes are an integral part of the interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Six Months Ended
			June 30,
	Note		2006	2007
			(Unaudited)
			U.S. dollars in
			thousands (except per
			share data)

Revenues	10		$44,962	$71,273
Cost of revenues			28,378	45,462

Gross profit			16,584	25,811

Operating expenses:
Research and development			6,562	6,950
Less — grants and participations			1,057	—

Research and development, net			5,505	6,950
Selling and marketing			8,060	11,465
General and administrative			2,471	2,134

Settlement reserve	7(f	)	—	450

Total operating expenses			16,036	20,999

Operating income			548	4,812
Financial income, net			575	222

Net income			$1,123	$5,034

Net earnings per share:	11
Basic net earnings per share			$0.04	$0.18

Diluted net earnings per share			$0.04	$0.17

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)
	U.S. dollars in
	thousands

Cash flows from operating activities:
Net income	$1,123	$5,034
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation	538	635
Stock-based compensation expense	1,007	822
Gain from sale of property and equipment	1	(23)
Accrued severance pay, net	287	(64)
Increase in accrued interest on bank deposits	(131)	(12)
Interest accrued and amortization of premium on held-to-maturity marketable securities	101	65
Increase in trade receivables, net	(4,403)	(1,019)
Increase in inventories	(3,774)	(8,670)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,985)	2,045
Increase in trade payables	2,855	351
Increase in deferred revenues	556	1,447
Increase in other accounts payable and accrued expenses	1,034	470
Decrease in other long-term payables	—	(2,015)

Net cash used in operating activities	(2,791)	(934)

Cash flows from investing activities:
Purchase of property and equipment	(510)	(998)
Proceeds from sale of property and equipment	—	25
Short-term bank deposits, net	503	1,012
Proceeds from maturities of long-term bank deposits	1,014	2,807
Investment in held-to-maturity marketable securities	(3,066)	(1,200)
Proceeds from maturities of held-to-maturity marketable securities	3,888	4,239

Net cash provided by investing activities	1,829	5,885

Cash flows from financing activities:
Proceeds from exercise of stock options	547	5,318

Net cash provided by financing activities	547	5,318

Increase (decrease) in cash and cash equivalents	(415)	10,269
Cash and cash equivalents at the beginning of the period	10,315	10,170

Cash and cash equivalents at the end of the period	$9,900	$20,439

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1:—  GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has ten wholly-owned subsidiaries in Brazil, France, Hong Kong, India, Mexico, the Philippines, the United Kingdom, Australia, Singapore and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 9.

NOTE 2:—  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2006, are applied consistently in these unaudited interim consolidated financial statements.

NOTE 3:—  UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated statements have been prepared in accordance with generally accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnoted required by generally accepted accounting principles for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The condensed consolidated balance sheet of December 31, 2006, has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, reference is made to consolidated financial statements and footnotes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

NOTE 4:—  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	June 30,
	2006	2007
		(Unaudited)

Government authorities	$1,661	$1,418
Prepaid expenses	1,213	2,056
Receivables related to unrecognized sold inventory	3,892	930
Others	159	346

	$6,925	$4,750

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

NOTE 5:—  INVENTORIES

	December 31,	June 30,
	2006	2007
		(Unaudited)

Raw materials	$6,573	$6,152
Work in progress	2,257	3,742
Finished products	18,481	26,087

	$27,311	$35,981

The Company has been utilizing a portion of the products related to the components written-off in 2005. During the six month periods ended June 30, 2006 and 2007 (unaudited), previously written-off inventories in the amounts of $0 and $32, respectively, were utilized as components in products in the Company’s ordinary course of production, and were sold as finished products to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized.

NOTE 6:—  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	June 30,
	2006	2007
		(Unaudited)

Employees and payroll accruals	$4,098	$4,616
Accrued expenses	1,401	432
Government authorities (Note 7a)	3,962	4,165
Provision for warranty costs	1,135	1,367
Other	31	517

	$10,627	$11,097

NOTE 7:—  COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) in the aggregate of $18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement as of December 31, 2006, the Company was obligated to repay the OCS approximately $11,887 of which $3,962 was recorded in short term liabilities and $7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest. In addition, the Company is required to continue reporting to the OCS regarding its sales semiannually until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such period. If the resulting amount is more than one-sixth of the $11,887, the Company will be

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be accelerated. As a result of the agreement with the OCS, the Company recorded an expense of $10,444 million in 2006 as cost of revenues.

The total outstanding obligation as of June 30, 2007 amounted to $9,851.

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases as of June 30, 2007, are as follows:

		Motor
	Facilities	Vehicles	Total

2007 (July through December)	$564	$424	$988
2008	562	677	1,239
2009	153	254	408
2010	120	148	268
2011 and thereafter	407	—	407

	$1,806	$1,504	$3,310

Expenses for lease of facilities for the six months ended June 30, 2006 and 2007 were approximately $438 and $506 (unaudited), respectively (see also Note 12).

Expenses for the lease of motor vehicles for the six months ended June 30, 2006 and 2007 were approximately $374 and $428 (unaudited), respectively.

c.	Agreement with contract manufacturer:

The Company has an agreement with one of its contract manufacturers according to which the Company is committed to purchase a minimum amount of finished products per quarter based on manufacturing projections provided by the Company on a quarterly basis.

d.	Warranty costs:

The Company generally offers a warranty period of 12 to 36 months for its products and provides a standard limited warranty, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses for the six months ended June 30, 2006 and 2007 (unaudited), were approximately $134 and $232, respectively.

e.	Charges and guarantees:

As of June 30, 2007 (unaudited), the Company provided bank guarantees in an aggregate amount of $5,281 with respect to tender offer guarantees and performance guarantees to its customers.

f.	Potential claim:

NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum of $450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations.

The Company believes, based on the opinion of the Company’s legal counsel, that the Company is not infringing any valid NEC patent at issue, and if any of NEC’s claims were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer to NEC, a provision of $450 was accrued in the financial statements as of June 30, 2007.

NOTE 8:—  SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

a.	Total comprehensive income:

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)

Net income	$1,123	$5,034
Unrealized gain (loss) from hedging activities	(33)	130

Comprehensive gain	$1,090	$5,164

b.	Exercise of options:

In the six months period ended June 30, 2007 (unaudited), a total of 1,625,851 options, were exercised into ordinary shares, for an aggregate consideration of $5,318.

c.	Stock options plans:

1. Accounting for stock-based compensation:

The Company estimates the fair value of stock options granted under SFAS No. 123(R) using the Binominal model with the following weighted-average assumptions for the six months ended June 30, 2007 (unaudited): risk-free interest rates of 4.37%-5.05% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 35.97%-58.39% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in the six months ended June 30, 2007 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in the six months ended June 30, 2007 is 4.72 years.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for each of the six months ended June 30, 2006 and 2007, was comprised as follows:

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)

Cost of revenues	$92	$62
Research and development, net	180	129
Selling and marketing	250	303
General and administrative	485	328

Total stock-based compensation expenses	$1,007	$822

Effect of stock-based compensation expenses, on basic and diluted loss per Ordinary share	$0.04	$0.03

2. Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 affiliate employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire ten years from the date of grant.

As of December 31, 2002, the Company ceased granting options under the Plans in light of the adoption of the 2003 Plan, although options granted under the Plans before December 31, 2002 are still valid, subject to the Plans.

3. Pursuant to its stock option plans, the Company reserved for issuance 12,973,188 ordinary shares. As of December 31, 2006 and June 30, 2007 (unaudited), the Company still has 290,112 and 17,189 respectively ordinary shares available for future grant under the various plans. Any options, that are canceled or forfeited before the expiration date become available for future grants.

The following is a summary of the Company’s stock options activity for the year ended December 31, 2006 and for the six months period ended June 30, 2007 (unaudited):

	Year Ended December 31, 2006
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (In Years)	Value

Outstanding at beginning of year	7,273,364	$4.17
Granted	769,000	$4.77
Exercised	(1,101,087)	$1.92
Forfeited	(412,492)	$5.56

Outstanding at end of the year	6,528,785	$4.53	6.70	$9,233

Options exercisable at end of the year	4,030,928	$4.47	5.69	$7,062

Vested and expected to vest	6,065,617	$4.53	6.70	$8,578

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

	Six Months Ended June 30, 2007
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (In Years)	Value
	(Unaudited)

Outstanding at beginning of the period	6,528,785	$4.53
Granted	466,000	$5.95
Exercised	(1,625,851)	$3.07
Forfeited	(193,077)	$6.48

Outstanding at end of the period	5,175,857	$4.99	6.87	$33,483

Options exercisable at end of the period	2,889,423	$5.04	5.65	$18,629

Vested and expected to vest	4,528,002	$4.99	6.87	$16,297

All of the Company’s options (except for the options noted below) were granted at exercise prices, that were equal to the market value of the ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2006 and the six months ended June 30, 2007 (unaudited) were $1.31 and $1.92, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day in the period presented and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is impacted by the changes in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the period ended June 30, 2007 (unaudited) and December 31, 2006, were $13,257 and $3,905, respectively. As of June 30, 2007(unaudited) and December 31, 2006, there were $1,690 and $1,670, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

For the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007 (unaudited), the Company recorded compensation expenses of $1,712, $1,007 and $822, respectively.

NOTE 9:—  TAXES ON INCOME

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is subject to tax assessment for the tax year 2002 and all subsequent years for Israeli tax purposes.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

The Company is also subject to examination in various state jurisdictions, none of which was individually material. The Company adopted this new interpretation effective January 1, 2007, which did not have a significant impact on its consolidated financial position, results of operations or liquidity.

NOTE 10:—  SEGMENTS, CUSTOMERS AND GEOGRAPHICAL INFORMATION

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the six months ended June 30, 2006 and 2007, and long-lived property and equipment as of December 31, 2006 and June 30, 2007 by geographic areas:

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)

Revenues from sales to external customers:
North America	$14,105	$12,897
Europe, Middle East and Africa	16,353	24,572
Asia-Pacific	10,930	30,681
Latin America	3,574	3,123

	$44,962	$71,273

	December 31,	June 30,
	2006	2007
		(Unaudited)

Property and equipment, net, by geographic areas:
Israel	$2,339	$2,694
Others	321	327

	$2,660	$3,021

Major customer data as a percentage of total revenues:

	Six Months Ended
	June 30,
	2006		2007
	(Unaudited)

Customer A	12		*	)
Customer B	*	)	14
Customer C	*	)	11

*)	Less than 10% of total revenues.

NOTE 11:—  NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

The following table sets forth the computation of basic and diluted net earnings per share:

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)

Numerator:
Numerator for basic and diluted net earnings per share — income available to shareholders	$1,123	$5,034

Denominator:
Denominator for basic net earnings per share — weighted average number of shares	26,542	28,047

Effect of dilutive securities:
Employee stock options	1,782	1,888

Denominator for diluted net earnings per share — adjusted weighted average number of shares	28,324	29,935

NOTE 12:—  RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of June 30, 2007, owned 20.4% of the Company’s ordinary shares in the aggregate. They are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amounts of these expenses for each of the six months ended on June 30, 2006 and 2007(unaudited) were approximately $262 and $175, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. During 2005, the Company extended its facility lease agreement for an additional two years. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amounts of rent and maintenance expenses related to these properties for each of the six months ended on June 30, 2006 and 2007(unaudited) was approximately $297 and $107, respectively.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components for each of the six months ended June 30, 2006 and 2007(unaudited) was approximately $2,115 and $1,936, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollar amounts in thousands)

Transactions with related parties:

	Six Months Ended
	June 30
	2006	2007
	(Unaudited)

Cost of revenues	$2,233	$1,957

Research and development expenses, net	$189	$109

Selling and marketing expenses	$144	$131

General and administrative expenses	$37	$21

Balances with related parties:

	December 31,	June 30,
	2006	2007
		(Unaudited)

Trade payables, other accounts payable and accrued expenses	$110	$74